Exhibit 99.3

THIS LETTER OF TRANSMITTAL IS FOR USE IN CONNECTION WITH THE PLAN OF ARRANGEMENT (AS DEFINED BELOW) OF CATALYST PAPER CORPORATION WHICH IS DESCRIBED IN THE ACCOMPANYING INFORMATION CIRCULAR (AS DEFINED BELOW), SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE INFORMATION CIRCULAR IN FULL BEFORE COMPLETING AND RETURNING THIS LETTER OF TRANSMITTAL.
THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, CST TRUST COMPANY. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

LETTER OF TRANSMITTAL
FOR REGISTERED HOLDERS OF COMMON SHARES OF CATALYST PAPER CORPORATION

TO:	CATALYST PAPER CORPORATION (“Catalyst” or the “Company”)
AND TO:	CST TRUST COMPANY, at its offices set out herein (the “Depositary” or “CST”)

Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the management information circular of Catalyst dated December 14, 2016 (the “Information Circular”), which is available on SEDAR at www.sedar.com under Catalyst’s profile.
This Letter of Transmittal is for use by registered holders of common shares in the capital of Catalyst  (“Common Shares”) in connection with the proposed arrangement of Catalyst (the “Arrangement”) pursuant to a statutory plan of arrangement under the provisions of Section 192 of the Canada Business Corporations Act (the “Plan of Arrangement”) pursuant to which, among other things, all Common Shares outstanding immediately before the Arrangement, other than Common Shares held by certain Supporting Parties, would be exchanged for a cash consideration (the “Cash Consideration”) equal to $0.50 per Common Share (the “Privatization Transaction”).
This Letter of Transmittal is only to be used by registered holders of Common Shares that have a physical certificate representing Common Shares registered in his, her or its name.
Most holders of common shares (“Shareholders”) are non-registered Shareholders because the Common Shares they beneficially own are not registered in their names but are instead registered in the name of an intermediary, such as a broker, investment dealer, bank, trust company or other intermediary (an “Intermediary”), or in the name of a depository such as DTC or CDS in which the Intermediary, through which the Shareholders own Common Shares, is a participant. If you are a non-registered Shareholder, you should contact your Intermediary if you have questions regarding this process and carefully follow the instructions from the Intermediary that holds Common Shares on your behalf in order to deposit your Common Shares. You should not complete this Letter of Transmittal unless specifically instructed to do so by your Intermediary.
Completion of the Privatization Transaction and payment of the Cash Consideration is conditional upon receipt of discretionary exemptive orders from the Canadian securities regulatory authorities permitting Catalyst to cease to be a “reporting issuer” under applicable Canadian securities laws following the completion of such Privatization Transaction. If the Privatization Approval and the Privatization Orders are obtained, Catalyst intends to file a Form 15 with the U.S. Securities and Exchange Commission in order to terminate the registration of its class of Common Shares and its reporting obligations under the U.S. Exchange Act.

If the requisite approval of the Privatization Resolution is not obtained at the Shareholders' Meeting or the Privatization Transaction is not completed as a result of the failure to obtain the discretionary exemptive orders referred to above, the Recapitalization will be implemented without the Privatization Transaction and the Shareholders immediately before the Recapitalization will hold approximately 5% of the issued and outstanding Common Shares upon completion of the Recapitalization.
In the event that, as of the Effective Date, the Privatization Approval has been received but the Privatization Orders have not yet been issued, the Cash Consideration shall be (i) deposited, in trust, with an agent authorized to disburse such funds to the applicable shareholders and (ii) either (A) disbursed to the applicable shareholders as soon as practicable following receipt of the Privatization Orders in which case the Common Shares being repurchased under the Privatization Transaction shall then be cancelled, or (B) if the Privatization Orders are not received by March 31, 2017, returned to Catalyst, in which case such Common Shares shall be returned to the applicable shareholders.
Please read the Information Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than the addresses set forth herein will not constitute a valid delivery. If Common Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered Shareholder. Please note that the delivery of this Letter of Transmittal does not constitute a vote in favour of the Shareholder Resolution, the Privatization Resolution or any other matters to be considered at the Shareholder Meeting. To exercise your right to vote at the Shareholder Meeting, Shareholders must complete and return the form of proxy that accompanied the Information Circular in accordance with the instructions set out in the Information Circular.
This Letter of Transmittal, properly completed and duly executed, or a manually-executed facsimile hereof, together with all other required documents, including a certificate or certificates representing the deposited Common Shares, if applicable, must be submitted in accordance with the instructions contained herein in order for a Shareholder to receive the Cash Consideration to which such Shareholder may be entitled to under the Arrangement.
Please complete each of the steps set out below in order.

STEP 1: DESCRIPTION OF THE COMMON SHARES BEING DEPOSITED

All registered Shareholders must complete this Step 1.
The undersigned Shareholder surrenders to Catalyst the Common Shares described below (and, if applicable, encloses the certificate(s) representing such Common Shares) in exchange for the Cash Consideration, in accordance with the Plan of Arrangement described in the Information Circular.

Certificate Number(s)	Name in which Common Shares are Registered	Number of Common Shares Deposited

TOTAL

(If space is not sufficient, please attach a list in the above form.)

☐ Check here if some or all your certificates have been lost, stolen or destroyed. Please review Instruction 7 for the procedure to replace lost or destroyed certificates. (Check box if applicable).

The undersigned transmits herewith the certificate(s) described above for cancellation upon the Arrangement and the Privatization Transaction becoming effective in accordance with and subject to the terms of the Plan of Arrangement. Beneficial Shareholders should contact their Intermediary for instructions and assistance in receiving the Cash Consideration for their Common Shares.

STEP 2: AUTHORIZATION

All registered Shareholders must complete this Step 2.
The undersigned hereby deposits the certificate(s) representing the Common Shares described above under Step 1 to be dealt with, upon completion of the Arrangement, in accordance with this Letter of Transmittal.

SHAREHOLDERS SIGNATURE(S)
This box must be signed by the registered holder of the Common Shares deposited hereunder exactly as his, her or its name(s) appear(s) on the certificate(s) representing such Common Shares. See Instruction 3. If this box is signed by a trustee, executor, administrator, guardian, attorney-in- fact, agent, officer of a corporation or any other person acting in a fiduciary or representative capacity, please provide the information described in Instruction 3.

________________________________________
Name of Shareholder (please print)

________________________________________
Signature of Shareholder or Authorized Signatory
 (see Instruction 5)

________________________________________
Name and Capacity of Authorized Representative or Attorney (if applicable)

Unless the undersigned has completed Step 3 below, the undersigned, by signing above, requests that a cheque representing the Cash Consideration that the undersigned is entitled to receive in exchange for the Common Shares deposited hereunder be delivered by first class mail to the undersigned at the address of the undersigned as shown on the register of Catalyst's Shareholders maintained by the transfer agent for the Common Shares.

STEP 3: SPECIAL ISSUANCE AND DELIVERY INSTRUCTIONS

A Shareholder must complete this step only if it wishes to have the cheque(s) that the undersigned is entitled to receive upon completion of the Arrangement delivered to an address other than the address of the undersigned as shown on the register of Catalyst's Shareholders maintained by the transfer agent for the Common Shares.

BOX A SPECIAL ISSUANCE INSTRUCTIONS (See Instruction 2)	BOX B SPECIAL DELIVERY INSTRUCTIONS (See Instruction 2)

ISSUE CHEQUE IN THE NAME OF:	SEND CHEQUE TO:
(please print):	(Unless Box “C” is checked)

(Name)	(Name)

(Street Address and Number)

(City and Province or State)	(Street Address and Number)

(Country and Postal (Zip) Code)

(Telephone — Business Hours)	(City and Province or State)

(Social Insurance or Social Security No.)	(Country and Postal (Zip) Code)

BOX C See Instruction 2

☐ HOLD CHEQUE FOR PICK-UP
AT THE OFFICE OF THE DEPOSITARY

STEP 4: U.S. SHAREHOLDERS

BOX D

TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW.
(See Instruction 11)

Indicate whether you are a U.S. person (as described below) or are acting on behalf of a U.S. person.

☐ The Shareholder signing below represents that it is not a U.S. person and is not acting on behalf of a U.S. person;
OR
☐ The Shareholder signing below is a U.S. person  or is acting on behalf of a U.S. person.

A "U.S. person " is any Shareholder that is either (A) providing an address in Box A above that is located within the United States or any territory or possession thereof, or (B) a "United States person" for United States federal income tax purposes (see Instruction 11).

If you are a U.S. person or are acting on behalf of a U.S. person, then in order to avoid backup withholding you must complete and submit to the Depositary the IRS Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions below. If you are not a United States person and require an appropriate IRS Form W-8, please contact the Depositary.

STEP 5: REPRESENTATIONS, WARRANTIES, COVENANTS AND ACKNOWLEDGMENTS

The undersigned registered holder(s) of the above listed Common Shares and for value received hereby:

1.
represents and warrants that the undersigned is the legal owner of the Common Shares listed in Step 1 (the “Deposited Shares”) and has good title to the rights represented by the Deposited Shares free and clear of all liens, charges, encumbrances, claims and equities and, together with all rights and benefits, has full power and authority to execute and deliver this Letter of Transmittal and to deposit and deliver such Common Shares;

2.	represents and warrants that all information provided by the undersigned is true, accurate and complete;
3.	acknowledges receipt of the Information Circular;
4.
hereby deposits the Deposited Shares and directs the Depositary to issue or cause to be issued a cheque in the amount of the Cash Consideration that the undersigned is entitled to on completion of the Arrangement and satisfaction of all conditions to the Privatization Transaction in the name(s) indicated in Step 2 or in Step 3, as applicable, and to send the cheque to the address provided in Step 3 (or if no such address is provided, to the latest address of record on Catalyst’s register);

5.
represents and warrants that the surrender of the undersigned’s Deposited Shares complies with applicable laws and that the information provided herein is true, accurate and complete as of the date hereof;

6.	represents and warrants that the undersigned will not transfer or permit to be transferred any of the Deposited Shares except pursuant to the Arrangement;
7.	acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss and title to such Deposited Shares shall pass only upon proper receipt thereof by the Depositary;
8.
acknowledges that Catalyst may be required to disclose personal information in respect of the undersigned to (i) stock exchanges or securities regulatory authorities, (ii) the Depositary, (iii) any of the parties to the Arrangement, and (iv) legal counsel to any of the parties to the Arrangement;

9.
acknowledges that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned;

10.
by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that Catalyst reserves the absolute right to reject any and all deposits which Catalyst  determines not to be in proper form or which may be unlawful for it to accept under the laws of any jurisdiction and that Catalyst reserves the absolute right to waive any defect or irregularity in the deposit of any Common Shares and acknowledges that there shall be no duty or obligation on Catalyst, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

11.
if the Privatization Transaction as of step of the Arrangement is not completed for whatever reason, directs the Depositary to return the enclosed certificate(s) to the address provided in Step 3 above (or if no such address is provided, to the latest address of record on Catalyst’s register);

12.	acknowledges that if the Privatization Transaction as of step of the Arrangement is completed, the deposit of the Deposited Shares pursuant to this Letter of Transmittal is irrevocable; and
13.	acknowledges that the covenants, representations and warranties or the undersigned contained herein shall survive the completion of the Arrangement.

STEP 6: COMPLETE AND SIGN AS INDICATED

Signature guaranteed by (if required under Instruction 4):	Dated:

Authorized Signature		Signature of Shareholder or Authorized Representative (see Instruction 5)

Name of Guarantor (please print or type)		Name of Shareholder (please print or type)

Address (please print or type)		Name of Authorized Representative (please print or type, if applicable) (please print or type)

INSTRUCTIONS

1.	Use of Letter of Transmittal

a.
This Letter of Transmittal (or a manually executed copy hereof), properly completed and duly executed as required by the instructions set forth below, together with any accompanying certificate(s) representing Deposited Shares and all other documents required by the terms of the Arrangement, must be received by the Depositary at its offices specified on the back page of this Letter of Transmittal. This Letter of Transmittal is only to be used by registered Shareholders. Holders of Common Shares that are registered in the name of an Intermediary must contact such Intermediary to arrange for the deposit of their existing Common Shares.

b.
The method used to deliver this Letter of Transmittal and any accompanying certificates representing the Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. Catalyst recommends that the necessary documentation be hand delivered to the Depositary, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail or courier be used and that proper insurance be obtained.

2.	Special Issuance and Delivery Instructions

The boxes entitled “Box A  - Special Issuance Instructions”, “Box B – Special Delivery Instructions” and/or “Box C” in Step 2 should be completed if the cheque(s) for the Cash Consideration to be issued pursuant to the Arrangement is to be: (i) issued in the name of a person other than the person signing the Letter of Transmittal; (ii) sent to someone other than the person signing the Letter of Transmittal; (iii) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person's signature; and/or (iv) held for pick-up at the office of the Depositary. See also Instruction 4 “Guarantee of Signatures” below.

3.	Signatures

This Letter of Transmittal must be properly completed and duly signed by the holder of Common Shares described above or by such holder’s duly authorized representative (in accordance with Instruction 5 “Fiduciaries, Representatives and Authorizations” below).

(a)
If this Letter of Transmittal is signed by the registered owner(s) of the Deposited Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of the holder's physical certificate(s) without any change whatsoever, and the certificate(s), if applicable, need not be endorsed. If such Deposited Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares:

(i)	such Deposited Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)
the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 “Guarantee of Signatures”.

4.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Catalyst, or if the payment is to be issued in the name of a person other than the registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada,  a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc.  Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States,  members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Catalyst or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.	Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms (e.g. “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)
This Letter of Transmittal, the Arrangement and any agreement in connection with the Arrangement will be construed in accordance with and governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

(e)
Additional copies of the Information Circular and this Letter of Transmittal may be obtained on request and without charge from the Depositary at any of its respective offices at the addresses listed below and are also available under the Company's profile on SEDAR at www.sedar.com.

(f)	Catalyst reserves the right, if it so elects, in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

7.	Destroyed, Lost or Stolen Certificates

If a share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss to the Depositary. The Depositary will respond with the replacement requirements.

8.	Currency of Payment

Cash amounts will be denominated in Canadian dollars.
9.	Return of Certificates

If the Privatization as a step of the Arrangement does not proceed for any reason, any certificate(s) for Deposited Shares received by the Depositary will be returned to you forthwith in accordance with your delivery instructions in “Box B – Special Delivery Instructions” or “Box C”, as applicable or, failing such address being specified, to the Shareholder at the last address of the Shareholder as it appears on the register of Catalyst maintained by its transfer agent.

10.	Requests for Assistance

The Depositary or your securities broker, financial institution, trustee, custodian or other nominee can assist you in completing this Letter of Transmittal (see the back page of this Letter of Transmittal for addresses and telephone numbers of the Depositary).

11.	United States Holders and IRS Form W-9

U.S. federal income tax law generally requires that a United States person (as defined below) who receives cash in exchange for shares provide the Depositary with his or her correct taxpayer identification number (“TIN”), which, in the case of a holder of shares who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the Internal Revenue Service (the “IRS”) and backup withholding at a 28% rate from the gross proceeds of any payment received hereunder. The amount of any backup withholding from a payment to a holder is not an additional tax. Rather, the amount of any backup withholding will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

You are a United States person if you are: (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation, partnership, company or association created or organized in the United States or under the laws of the United States or any state or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

To prevent backup withholding, each United States person, or person acting on behalf of a United States person, must furnish such United States person’s correct TIN by properly completing the IRS Form W-9 included with this document, which requires such holder to certify under penalty of perjury: (a) that the TIN provided is correct (or that such holder is awaiting a TIN); (b) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the IRS that he is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that he is no longer subject to backup withholding; and (c) that the holder is a United States person.

Certain United States persons are exempt from backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must complete IRS Form W-9, check the “Exempt Payee” box of such form, and sign and date the form. See the instructions included with IRS Form W-9 (the “W-9 Instructions”) for additional information.

If Common Shares are held in more than one name or are not in the name of the actual owner, consult the W-9 Instructions for information on which TIN to report.

If a United States person does not have a TIN, such holder should: (i) consult the W-9 Instructions for instructions on applying for a TIN; (ii) write “Applied For” in the space for the TIN in Part 1 of the IRS Form W-9; and (iii) sign and date the IRS Form W-9 included with this document.

If the IRS Form W-9 is not applicable to a Shareholder because such holder is not a United States person (as defined above), but such Shareholder provides an address above in Box A that is located in the United States, such holder will instead need to submit to the Depositary an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury, or otherwise establish an exemption from backup withholding. An appropriate IRS Form W-8 (W-8BEN, W-8BEN-E, W-8ECI or other form) may be obtained from the Depositary or from the IRS website at http://www.irs.gov.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE IRS FORM W-9 INCLUDED WITH THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING AT THE PREVAILING RATE AT THE TIME OF PAYMENT FROM THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE U.S. FEDERAL INCOME TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

EACH HOLDER OF COMMON SHARES IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH AN IRS FORM W-9, IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING, OR IS REQUIRED TO FURNISH AN IRS FORM W-8.

12.	Privacy Notice

The Depositary is committed to protecting personal information received from its clients. In the course of providing services to its clients, the Depositary receives certain non-public personal information. This information could include an individual’s name, address, social insurance or social security number, securities holdings and other financial information. The Depositary uses this information for lawful purposes relating to its services. The Depositary has prepared a Privacy Policy relating to information practices and private protection. It is available at www.canstockta.com, or by writing the Depositary at the addresses indicated below. The Depositary will use the information provided on this form in order to process the undersigned Shareholder’s request and will treat the Shareholder’s signature(s) on this form as such Shareholder’s consent to the above.

The Depositary is:

CST TRUST COMPANY

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

Attention:  Corporate Actions

By Hand, Courier or Registered Mail

320 Bay Street Basement Level (B1)
Toronto, ON
M5H 4A6

Attention:  Corporate Actions
Telephone:  (416) 682-3860
Toll Free:    1-800-387-0825
E-Mail:      inquiries@canstockta.com